TMM Company Contact:                                                           AT Dresner Corporate Services::
Luis Rodolfo Capitanachi Dagdug, CFO                     David Gutierrez (investors, analysts, media)
011-52-55-5629-8866                                                     312-780-7204
luis.capitanachi@tmm.com.mx                                      dgutierrez@dresnerco.com

Miguel Angel Gonzalez, Investor Relations
011-52-55-5629-8866
miguel.a.gonzalez@tmm.com.mx

GRUPO TMM REPORTS SECOND QUARTER 2022 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

Second Quarter 2022 Results Include:

o	Stockholders’ Equity of $1,820.4 million.
o	Financial Debt of 14.5 percent from Stockholders’ Equity.
o	Significant Reduction of Corporate Expenses.
o	Consolidated revenues increased 40.3 percent.
o	Reactivation of our maritime industry related businesses.

Mexico City, July 28, 2022 – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican maritime transportation, infrastructure, and logistics Company, reported today its financial results for the second quarter of 2022.
Grupo TMM is glad to inform that the Company has implemented a corporate restructure aiming at strengthening the Group’s executive team. The Company has appointed Mr. Luis Manuel Ocejo Rodriguez as Deputy General Director of Grupo TMM. Ocejo has more than 40 years of experience in the Maritime industry. Mr. Ocejo has extensive knowledge and experience in the Company’s Shipyards and Ports and Terminals businesses.
Also, as part of the above-mentioned restructure, during the first quarter of 2022 we reassigned the shipping agency business to the Maritime Division, which was previously reported as part of the Ports and Terminals Division. Likewise, the Shipyard business has become a Business Division, which we have named Maritime Infrastructure, previously part of the Maritime Division.
Consolidated revenue in the second quarter of 2022 grew $121.3 or 40.3 percent, compared to the same period of previous year. Consolidated revenue for the first six months of 2022 increased 46.4 percent to $832.9 million compared to $569.0 million for the same period of the previous year.
Year over year, our business Divisions revenue and operating results grew primarily as result of the increase in our Maritime Division in the number of vessels operated in the offshore segment and, in the number of trips in the bulk carriers and chemical tankers segments, partially offset by a scheduled dry dock of one of the vessels. Our Maritime businesses, a cornerstone of the growth strategy plan of this administration, is commencing to thrive with the operation of three specialized vessels . The following quarter we will incorporate a fourth specialized vessel, continuing the improvement of the Company's results.
During the second quarter of 2022, investments have been made in our Maritime Infrastructure Division that we expect will improve its productivity, serving more vessels and consequently generating greater profits in the remainder of the year. We are also analyzing some opportunities that might boost our Warehousing services Division over the next several quarters.
Consolidated EBITDA for the first six-month of 2022 registered $59.7 million.
Finally, as of June 30, 2022, Grupo TMM’s net debt was $146.3 million, and our cash position was $117.0 million.

Headquartered in Mexico City, Grupo TMM is a Mexican company that provides comprehensive solutions in maritime transportation, maritime infrastructure, warehousing, and ports & terminals logistics operations, through its branch offices and network of subsidiary companies. For more information on Grupo TMM, please visit the company’s web site at www.tmm.com.mx. The site offers Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow

Grupo TMM, S.A.B. and Subsidiaries
Balance Sheet*
- Millions of Pesos -

	June 30,	December 31,
	2022	2021

Cash and cash in banks available	78.8	39.6
Restricted cash	38.2	48.2
Total cash and cash equivalents	117.0	87.8
Accounts receivable – Net	427.7	466.1
Other accounts receivable	250.5	69.1
Taxes to be recovered	179.3	202.9
Prepaid expenses and others current assets	71.6	69.2
Non-current assets held for sale	447.0	455.2
Total current assets	1,493.0	1,350.3
Taxes to be recovered long term	280.0	280.0
Property, machinery and, equipment	1,652.4	1,645.3
Cumulative Depreciation	(179.5)	(176.8)
Property, machinery and, equipment – Net	1,472.9	1,468.6
Rights of use	326.0	337.2
Other assets	263.5	276.2
Total assets	3,835.4	3,712.3
Bank loans and current maturities of long-term liabilities	207.8	196.2
Leases short-term	90.8	121.4
Suppliers	355.9	437.0
Other accounts payable and accrued expenses	704.1	475.9
Total current liabilities	1,358.7	1,230.5
Bank loans	55.5	65.6
Leases long-term	263.1	288.5
Deferred taxes	170.4	196.1
Other long-term liabilities	167.4	112.5
Total long-term liabilities	656.4	662.6
Total liabilities	2,015.0	1,893.2
Total stockholders´ equity	1,820.4	1,819.1
Total liabilities and stockholders´ equity	3,835.4	3,712.3

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and Subsidiaries
*Statement of Income
- Millions of Pesos -
	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Maritime	315.4	171.8	612.1	314.6
Ports and Terminals	43.6	61.5	88.4	124.3
Warehousing Services	39.5	30.8	68.8	59.9
Maritime Infrastructure	23.6	36.7	63.6	70.1
Revenue from freight and services	422.1	300.7	832.9	569.0
Maritime	(280.2)	(166.9)	(543.2)	(319.1)
Ports and Terminals	(38.1)	(54.5)	(79.3)	(113.1)
Warehousing Services	(28.9)	(23.3)	(53.5)	(45.0)
Maritime Infrastructure	(18.0)	(20.6)	(42.4)	(38.4)
Cost of freight and services	(365.2)	(265.4)	(718.5)	(515.7)
Maritime	(3.6)	(2.9)	(10.2)	(6.5)
Ports and Terminals	(5.2)	(8.6)	(9.4)	(17.7)
Warehousing Services	(14.1)	(12.1)	(26.6)	(24.7)
Maritime Infrastructure	(2.6)	(1.8)	(5.3)	(3.5)
Depreciation and amortization	(25.4)	(25.4)	(51.6)	(52.4)
Maritime	31.7	2.0	58.7	(11.0)
Ports and Terminals	0.2	(1.7)	(0.3)	(6.5)
Warehousing Services	(3.4)	(4.7)	(11.4)	(9.9)
Maritime Infrastructure	3.0	14.3	15.8	28.1
Results by business	31.5	10.0	62.8	0.8
Corporate expenses	(18.4)	(31.4)	(35.6)	(71.7)
Corporate depreciation and amortization	(0.6)	(1.1)	(1.1)	(2.2)
Non-recurring (expenses) income	(9.9)	(9.4)	(19.1)	(58.6)
Operating (loss) gain	2.7	(31.9)	6.9	(131.8)
Financial (expenses) income - Net	(6.7)	7.3	(16.1)	2.4
Leases financial expenses	(10.7)	(23.4)	(18.6)	(33.5)
Exchange gain (loss) - Net	(6.1)	7.2	7.8	15.5
Net financial cost	(23.5)	(8.9)	(26.9)	(15.7)
(loss) gain before taxes	(20.9)	(40.8)	(19.9)	(147.5)
Provision for taxes	21.3	(2.8)	21.3	21.3

Net (loss) gain for the period	0.4	(43.6)	1.3	(126.2)

Attributable to:
Minority interest	(0.0)	(2.6)	(0.2)	(6.3)
Equity holders of GTMM, S.A.B.	0.4	(41.0)	1.5	(119.9)

Weighted average outstanding shares (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.0	(0.4)	0.01	(1.2)

Outstanding shares at end of period (millions)	102.18	102.18	102.18	102.18
Income (loss) earnings per share (pesos/share)	0.0	(0.4)	0.01	(1.2)

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
*Statement of Cash Flow
- Millions of Pesos -

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Net loss for the period	0.4	(43.6)	1.3	(126.2)
Depreciation & amortization	26.0	26.5	52.7	54.7
Deferred taxes	(21.3)	(0.2)	(25.7)	(25.2)
Other non-cash items	25.4	18.8	35.5	77.7
Total non-cash items	30.0	45.1	62.6	107.2
Changes in assets & liabilities	(12.3)	36.4	21.3	(47.8)
Total adjustments	17.7	81.4	83.9	59.4
Net cash provided by (used in) operating activities	18.1	37.9	85.2	(66.8)

Proceeds from sales of assets	8.7	0.1	9.1	83.8
Payments for purchases of assets	(6.7)	(9.3)	(8.1)	(12.5)
Net cash provided by (used in) investment activities	2.0	(9.2)	1.0	71.3

Short-term borrowings (net)	(12.5)	(3.1)	(5.7)	(10.2)
Repayment of leases	(21.3)	(18.5)	(45.1)	(44.7)
Proceeds from (repayment of) long-term debt	(2.3)	(1.9)	(4.0)	22.8
Net cash provided by (used in) financing activities	(36.1)	(23.5)	(54.8)	(32.1)
Exchange effect on cash	3.4	(6.4)	(2.1)	(1.2)
Net increase (decrease) in cash	(12.6)	(1.3)	29.2	(28.8)
Cash at beginning of period	129.6	115.5	87.8	143.0
Cash at end of period	117.0	114.2	117.0	114.2

Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.